December 17, 2004


Mail Stop 0510


Nannaco, Inc.
4906 Point Fosdick Dr., Suite 102
Gig Harbor, WA 98335
Attention: Steve Careaga

Re	Nannaco, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 24, 2004
File No. 000-50672

Dear Mr. Careaga:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your letter dated December 7, 2004 in which you represent that you "will file a separate Schedule 14C that will include the requisite information pursuant to Schedule 14A, prior to, and as a condition of, the closing of the merger with Jazz Productions, Inc."
Please revise your disclosure to indicate that your reverse stock split will not be effected until you file a definitive information statement on Schedule 14C in connection with your proposed merger with Jazz Productions, Inc., which includes the information required by Schedule 14A, including Items 11, 12 and 14.

2. Please clarify that you cannot issue the requisite number of shares in connection with your proposed merger without effecting your reverse stock split.

3. We note that you state in a Form 8-K filed August 27, 2004 that the voting rights of your Series A Preferred Stock are "limited to the specific purposes of voting on a 100 to 1 reverse stock split" of your outstanding common stock. It appears that this 100 to 1 reverse stock split has been effected. We further note that you state in the above-referenced preliminary information statement that "shareholders holding 51,000,000 of the voting capital stock having voting power of
1,000,000,000 shares of common stock have consented in writing" to your proposed 40 to 1 reverse stock split. It appears that the holders of your Series A Preferred Stock executed this written consent and therefore exercised voting rights. Please reconcile this disclosure.

*			*			*

      As appropriate, please amend your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Andrew Schoeffler at (202) 824-5612 or, in his absence, the undersigned at (202) 942-2864 with any questions.

Sincerely,


Jennifer Hardy
Branch Chief

cc:	Tracy Shier, Esq.
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Steve Careaga
Nannaco, Inc.
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE